Exhibit 99.1

Fanhua Reports Second Quarter and First Half 2017 Unaudited Financial Results

— Quarterly Diluted Net Income Per ADS US$0.32, Up 328.1%

GUANGZHOU, August 21, 2017 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 20171.

Financial Highlights for the Second quarter of 2017:

(In thousands, except per ADS)	2016 Q2 (RMB)	2017 Q2 (RMB)	2017 Q2 (US$)	Change %
Total net revenues	1,066,054	1,012,972	149,422	-5.0
Operating (loss) income	(8,182)	71,208	10,504	N/A
Net income attributable to the Company’s shareholders	30,999	140,347	20,702	352.7
Diluted net income per ADS	0.51	2.20	0.32	328.1

Financial Highlights for the First half of 2017:

(In thousands, except per ADS)	First Half 2016 (RMB)	First Half 2017 (RMB)	First Half 2017 (US$)	Change %
Total net revenues	1,973,918	2,480,352	365,872	25.7
Operating (loss) income	(28,180)	134,410	19,827	N/A
Net income attributable to the Company’s shareholders	50,359	210,087	30,989	317.2
Diluted net income per ADS	0.84	3.37	0.50	303.7

Driven by rapid growth in our life insurance business, we recorded RMB71.2 million in operating income for the second quarter of 2017, beating expectations. We also achieved RMB140.3 million in net income attributable to the Company’s shareholders, representing a year-on-year increase of 352.7%.” Commenting on the financial results of the second quarter of 2017, Mr. Chunlin Wang, Chief Executive Officer of Fanhua, stated, “In spite of the challenge of an industry-wide product adjustment, Fanhua still managed to grow its life insurance premiums 88.9% year-on-year, significantly outpacing the industry, among which first year premiums on term life insurance products and renewal premiums grew 131.3% and 56.8% on a year-on-year basis, respectively. Of particular note, we took pride in the fact that the 13-month persistency ratio of the term life insurance products that we distributed improved to 93.3% from 89% a year ago, reflecting the recognition of Fanhua’s high products and service quality by our customers.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7793 to US$ 1.00, the effective noon buying rate as of June 30, 2017 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

“During the second quarter of 2017, as part of our efforts to develop our life insurance business through expanding and strengthening our sales force, we abandoned certain channels of our P&C business, which has been suffering from declining margins and devoted more resources to advancing our life insurance business. Despite a short-term negative impact on total net revenue brought about by this move, we believe that, from a long term perspective, it will further optimize our company’s business structure and improve our profitability.

“Building on the progress made in the first half of 2017, during the second half of 2017 we will channel more resources to building up our platform and operating capability. We will focus on the key areas of regional expansion, office setup, staff recruitment, assembling our sales team, sales agent management system development, as well as marketing and training, in order to set the stage for sustained and rapid growth of our life insurance business in the years to come.”

Financial Results for the Second Quarter of 2017

Total net revenues were RMB1.0 billion (US$149.4 million) for the second quarter of 2017, representing a decrease of 5.0% from RMB1.1 billion for the corresponding period in 2016.

●	Net revenues for the life insurance business were RMB590.3 million (US$87.1 million) for the second quarter of 2017, representing an increase of 187.9% from RMB205.0 million for the corresponding period in 2016. The increase was due to i) growth in sales agents; ii) implementation of our cross-selling strategy and iii) recognition of more performance bonuses in the second quarter of 2017. Revenues generated from our life insurance business accounted for 58.2% of our total net revenues.

●	Net revenues for the P&C insurance business were RMB350.0 million (US$51.6 million) for the second quarter of 2017, representing a decrease of 55.1% from RMB780.3 million for the corresponding period in 2016. The decrease was primarily due to our efforts to abandon lower margin channel businesses starting from the second quarter of 2017 and the suspension of business cooperation with PICC Property and Casualty Company Limited (“PICC P&C”) starting from March 1, 2017. Revenues generated from the P&C insurance business accounted for 34.6% of our total net revenues in the second quarter of 2017.

●	Net revenues for the claims adjusting business were RMB72.7 million (US$10.7 million) for the second quarter of 2017, representing a decrease of 10.0% from RMB80.8 million for the corresponding period in 2016. The decrease was primarily due to suspension of business cooperation with PICC P&C. Revenues generated from the claims adjusting business accounted for 7.2% of our total net revenues in the second quarter of 2017.

Total operating costs and expenses were RMB941.8 million (US$138.9 million) for the second quarter of 2017, representing a decrease of 12.3% from RMB1.1 billion for the corresponding period in 2016.

●	Commission costs were RMB743.9 million (US$109.7 million) for the second quarter of 2017, representing a decrease of 9.3% from RMB820.0 million for the corresponding period in 2016.

◆	Costs of the life insurance business were RMB375.3 million (US$55.4 million) for the second quarter of 2017, representing an increase of 174.2% from RMB136.9 million for the corresponding period in 2016. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 50.4% of our total commission costs in the second quarter of 2017.

◆	Costs of the P&C insurance business were RMB325.6 million (US$48.0 million) for the second quarter of 2017, representing a decrease of 48.9% from RMB637.7 million for the corresponding period in 2016. The decrease was primarily in line with the decline in sales, partially offset by the increased rate of commissions paid to sales agents. Costs incurred by the P&C insurance business accounted for 43.8% of our total commission costs in the second quarter of 2017.

◆	Costs of claims adjusting business were RMB43.0 million (US$6.3 million) for the second quarter of 2017, representing a decrease of 5.1% from RMB45.4 million for the corresponding period in 2016. Costs incurred by the claims adjusting business accounted for 5.8% of our total commission costs in the second quarter of 2017.

●	Selling expenses were RMB53.7 million (US$7.9 million) for the second quarter of 2017, representing a decrease of 61.7% from RMB140.4 million for the corresponding period in 2016. The decrease was primarily because promotional marketing expenses were paid to sales agents in the second quarter of 2016 while no promotional marketing plan of such nature was launched in the year of 2017.

●	General and administrative expenses were RMB144.1 million (US$21.3 million) for the second quarter of 2017, representing an increase of 26.6% from RMB113.9 million for the corresponding period in 2016. The increase was primarily due to an increase in expenses incurred by new office setup and staff recruitment as a result of regional expansion.

As a result of the preceding factors, we had an operating income of RMB71.2 million (US$10.5 million) for the second quarter of 2017, as compared to an operating loss of RMB8.2 million for the corresponding period in 2016.

Operating margin was 7.0% for the second quarter of 2017, compared to negative 0.8% for the corresponding period in 2016. The increase was primarily due to the increase in sales of regular term life insurance policies which have higher profit margins.

Investment income was RMB97.9 million (US$14.4 million) for the second quarter of 2017, representing an increase of 267.6% from RMB26.6 million for the corresponding period in 2016. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB2.0 million (US$0.3 million) for the second quarter of 2017, representing an increase of 6.6% from RMB1.8 million for the corresponding period in 2016.

Income tax expense was RMB50.8 million (US$7.5 million) for the second quarter of 2017, representing an increase of 29.2 times from RMB1.7 million for the corresponding period in 2016. The increase was primarily due to an increase in operating income and investment income. The effective tax rate for the second quarter of 2017 was 28.2% compared with 6.9% for the corresponding period in 2016. The increase in effective tax rate was primarily due to operating losses of some of our subsidiaries in the second quarter of 2017 which are not expected to be compensated by future profits, and therefore we reserved the full amount of provisions for the deferred corporate income tax assets resulted from these operating losses.

Share of income of affiliates was RMB12.0 million (US$1.8 million) for the second quarter of 2017, representing an increase of 6.8% from RMB11.2 million for the corresponding period in 2016, mainly attributable to an increase of profits from Sincere Fame International Limited, a company in which we own 20.6% of the equity interest.

Net income attributable to the Company’s shareholders was RMB140.3 million (US$20.7 million) for the second quarter of 2017, representing an increase of 352.7% from RMB31.0 million for the corresponding period in 2016.

Net margin was 13.9% for the second quarter of 2017 compared with 2.9% for the corresponding period in 2016.

Basic and diluted net income per ADS were RMB2.28 (US$0.34) and RMB2.20 (US$0.32) for the second quarter of 2017, respectively, representing increases of 326.1% and 328.1% from RMB0.53 and RMB0.51 for the corresponding period in 2016.

As of June 30, 2017, the Company had RMB3.0 billion (US$442.8 million) in cash, cash equivalents and short term investments.

Financial Results for the First Half of 2017

Total net revenues were RMB2.5 billion (US$365.9 million) for the first half of 2017, representing an increase of 25.7% from RMB2.0 billion for the corresponding period in 2016.

●	Net revenues for the life insurance business were RMB1.2 billion (US$177.5 million) for the first half of 2017, representing an increase of 229.8% from RMB365.0 million for the corresponding period in 2016. The increase was due to growth in the number of sales agents, implementation of our cross-selling strategy and industry growth. Revenues generated from our life insurance business accounted for 48.5% of our total net revenues during the first half of 2017.

●	Net revenues for the P&C insurance business were RMB1.1 billion (US$168.1 million) for the first half of 2017, representing a decrease of 22.0% from RMB1.5 billion for the corresponding period in 2016. The decrease was primarily due to our efforts to abandon lower margin channel businesses starting from the second quarter of 2017 and suspension of our business cooperation with PICC P&C since March 1, 2017. Revenues generated from the P&C insurance business accounted for 46.0% of our total net revenues in the first half of 2017.

●	Net revenues for the claims adjusting business were RMB137.3 million (US$20.2 million) for the first half of 2017, representing a decrease of 7.3% from RMB148.1 million for the corresponding period in 2016. The decrease was primarily due to suspension of our business cooperation with PICC P&C. Revenues generated from the claims adjusting business accounted for 5.5% of our total net revenues in the first half of 2017.

Total operating costs and expenses were RMB2.3 billion (US$346.0 million) for the first half of 2017, representing an increase of 17.2% from RMB2.0 billion for the corresponding period in 2016.

●	Commission costs were RMB2.0 billion (US$289.3 million) for the first half of 2017, representing an increase of 28.3% from RMB1.5 billion for the corresponding period in 2016.

◆	Costs of the life insurance business were RMB810.4 million (US$119.5 million) for the first half of 2017, representing an increase of 229.1% from RMB246.2 million for the corresponding period in 2016. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 41.3% of our total commission costs in the first half of 2017.

◆	Costs of the P&C insurance business were RMB1.1 billion (US$156.0 million) for the first half of 2017, representing a decrease of 11.0% from RMB1.2 billion for the corresponding period in 2016. The decrease was primarily in line with the decline in sales, partially offset by an increased rate of commissions paid to sale agents. Costs incurred by the P&C insurance business accounted for 53.9% of our total commission costs in the first half of 2017.

◆	Costs of claims adjusting business were RMB93.3 million (US$13.8 million) for the first half of 2017, representing a decrease of 0.4% from RMB93.7 million for the corresponding period in 2016. Costs incurred by the claims adjusting business accounted for 4.8% of our total commission costs in the first half of 2017.

●	Selling expenses were RMB106.1 million (US$15.7 million) for the first half of 2017, representing a decrease of 57.5% from RMB249.5 million for the corresponding period in 2016. The decrease was primarily because promotional marketing expenses were paid to sales agents in the first half of 2016 while no promotional marketing plan of such nature was launched in the year of 2017.

●	General and administrative expenses were RMB278.3 million (US$41.1 million) for the first half of 2017, representing an increase of 24.4% from RMB223.8 million for the corresponding period in 2016. The increase was primarily due to an increase in expenses incurred by new office setup and staff recruitment as a result of regional expansion.

As a result of the preceding factors, we had an operating income of RMB134.4 million (US$19.8 million) for the first half of 2017, as compared to an operating loss of RMB28.2 million for the corresponding period in 2016.

Operating margin was 5.4% for the first half of 2017, compared to negative 1.4% for the corresponding period in 2016. The increase was primarily due to the increase in sales of regular term life insurance policies which have a higher profit margin.

Investment income was RMB108.2 million (US$16.0 million) for the first half of 2017, representing an increase of 151.1% from RMB43.1 million for the corresponding period in 2016. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB2.5 million (US$0.4 million) for the first half of 2017, representing a decrease of 60.3% from RMB6.4 million for the corresponding period in 2016. The decrease in interest income was primarily due to decreases in term deposits as a result of increases in short-term investments.

Income tax expense was RMB79.3 million (US$11.7 million) for the first half of 2017, representing an increase of 37.2 times from RMB2.1 million for the corresponding period in 2016. The increase was primarily due to an increase in operating income and investment income. The effective tax rate for the first half of 2017 was 31.0% compared with 6.8% for the corresponding period in 2016. The increase in effective tax rate was primarily due to operating losses of some of our subsidiaries in the first half year of 2017 which are not expected to be compensated by future profits, and therefore we reserved the full amount of provisions for the deferred corporate income tax assets resulted from these operating losses.

Share of income of affiliates was RMB29.7 million (US$4.4 million) for the first half of 2017, representing an increase of 39.1% from RMB21.3 million for the corresponding period in 2016, mainly attributable to an increase of profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB210.1 million (US$31.0 million) for the first half of 2017, representing an increase of 317.2% from RMB50.4 million for the corresponding period in 2016.

Net margin was 8.5% for the first half of 2017 compared with 2.6% for the corresponding period in 2016.

Basic and diluted net income per ADS were RMB3.50 (US$0.52) and RMB3.37 (US$0.50) for the first half of 2017, respectively, representing increases of 302.7% and 303.7% from RMB0.87 and RMB0.84 for the corresponding period in 2016.

Key Operational Metrics for Fanhua’s Online Initiatives for the Second quarter of 2017:

●	CNpad Mobile Application (“CNpad App”) - Our proprietary mobile sales support system:

➢	CNpad App had been downloaded and activated 294,228 times as of June 30, 2017, representing an increase of 114.9% from 136,909 times as of June 30, 2016;

➢	The number of active users[2] of CNpad App was 60,234 in the second quarter of 2017, representing an increase of 110.1% from 28,675 in the second quarter of 2016;

➢	Insurance premiums generated through CNpad App were RMB923.3 million (US$136.2 million) in the second quarter of 2017, representing an increase of 23.1% from RMB750.2 million for the corresponding period of 2016 and accounted for 44.3% of our total insurance premiums in the second quarter of 2017 as compared to 22.0% for the corresponding period of 2016.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 1.8 million as of June 30, 2017, representing an increase of 111.5% from 872,922 as of June 30, 2016.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 1.0 million as of June 30, 2017, representing an increase of 189.3% from approximately 356,000 as of June 30, 2016.

➢	The number of active customer accounts[3] was 45,520 in the second quarter of 2017, representing an increase of 84.1% from 24,724 in the corresponding period of 2016;

➢	Insurance premiums generated on or through Baoxian.com was RMB44.7 million (US$6.6 million) in the second quarter of 2017, representing an increase of 131.8% from RMB19.3 million in the corresponding period of 2016.

[2]	Active users are defined as users who made at least one purchase through CNpad App during the specified period.

[3]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period

Recent Development

●	On June 15, 2017, in recognition of its extraordinary performance in the internet insurance sector, Baoxian.com was awarded Outstanding Internet Insurance Platform for the Year 2016 during the 2017 China Internet Insurance Conference held by China’s Insurance Quote, one of the most authoritative insurance trade publications in China. Mr. Anlin Hu, CEO of Baoxian.com, was recognized as Internet Insurance Leader of the Year 2016 in the event.

●	On June 13, 2017, Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd., or FISLA, a subsidiary of Fanhua, entered into a framework agreement with Jintai Property & Casualty Insurance Co., Ltd., or Jintai, for a long-term comprehensive strategic partnership. Both parties will reinforce their cooperative efforts at both the headquarters and branch level, in order to provide better service experience for Jintai’s customers.

●	On May 27, 2017, Fanhua signed a headquarter-to-headquarter agreement with Evergrande Life Insurance Co., Ltd., or Evergrande Life. Both parties will engage in comprehensive cooperation on product sales, product development and value-added services for their customers. Evergrande Life, a subsidiary of Evergrande Group, one of the largest real estate conglomerates in China, primarily focuses on the life insurance, health insurance and casualty insurance businesses.

●	Fanhua had 328,267 sales agents and 1,228 professional claims adjustors as of June 30, 2017, compared with 151,532 sales agents, and 1,352 professional claims adjustors as of June 30, 2016. As of June 30, 2017, Fanhua’s distribution network consisted of 856 sales outlets operating in 21 provinces, compared with 494 sales outlets operating in 19 provinces as of June 30, 2016. Its claims adjusting service network covered 29 provinces with 156 service outlets as of June 30, 2017, compared with 153 service outlets in 29 provinces as of June 30, 2016.

Business Outlook

Fanhua expects its operating income to be no less than RMB50.0 million for the third quarter of 2017. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its second quarter and first half 2017 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on August 21, 2017
    or 9:00 AM Beijing/Hong Kong Time on August 22, 2017

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 64223082

Additionally, a live and archived web cast of this call will be available at: http://ir.fanhuaholdings.com/events.cfm

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of June 30, 2017, our distribution and service network consisted of 328,267 sales agents and 1,228 professional claims adjustors with 1,012 sales and service outlets covering 29 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2016	2017	2017
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	240,242	621,303	91,647
Restricted cash	33,737	87,830	12,956
Short term investments	2,797,842	2,380,694	351,171
Accounts receivable, net	502,975	492,040	72,580
Insurance premium receivables	187	305	45
Other receivables	49,186	78,915	11,640
Amounts due from related parties	32,495	433,943	64,010
Other current assets	37,900	43,101	6,358
Total current assets	3,694,564	4,138,131	610,407

Non-current assets:
Property, plant, and equipment, net	31,414	31,651	4,669
Goodwill and intangible assets, net	181,549	164,533	24,270
Deferred tax assets	8,277	32,510	4,795
Investment in affiliates	294,576	323,723	47,752
Other non-current assets	28,188	28,188	4,158
Total non-current assets	544,004	580,605	85,644
Total assets	4,238,568	4,718,736	696,051

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2016	2017	2017
	RMB	RMB	US$

Current liabilities:
Accounts payable	278,188	369,825	54,552
Insurance premium payables	5,491	13,706	2,022
Other payables and accrued expenses	314,051	227,496	33,557
Accrued payroll	59,201	81,570	12,032
Income tax payable	90,188	135,591	20,001
Dividend payable	—	15,033	2,218
Total current liabilities	747,119	843,221	124,382

Non-current liabilities:
Other tax liabilities	72,778	72,612	10,711
Deferred tax liabilities	14,577	13,872	2,046
Total non-current liabilities	87,355	86,484	12,757
Total liabilities	834,474	929,705	137,139

Ordinary shares	8,658	9,174	1,353
Additional paid-in capital	2,301,655	2,461,774	363,131
Statutory reserves	311,590	301,590	44,487
Retained earnings	1,018,928	1,239,015	182,765
Accumulated other comprehensive loss	(65,844)	(76,794)	(11,328)
Subscription receivables	(288,135)	(259,153)	(38,227)
Total shareholders’ equity	3,286,852	3,675,606	542,181
Non-controlling interests	117,242	113,425	16,731
Total equity	3,404,094	3,789,031	558,912
Total liabilities and equity	4,238,568	4,718,736	696,051

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Life insurance Business	205,020	590,258	87,068	364,951	1,203,649	177,548
P&C insurance Business	780,270	350,026	51,632	1,460,916	1,139,430	168,075
Claims adjusting Business	80,764	72,688	10,722	148,051	137,273	20,249
Total net revenues	1,066,054	1,012,972	149,422	1,973,918	2,480,352	365,872
Operating costs and expenses:
Life insurance Business	(136,888)	(375,282)	(55,357)	(246,245)	(810,392)	(119,539)
P&C insurance Business	(637,737)	(325,615)	(48,031)	(1,188,816)	(1,057,784)	(156,032)
Claims adjusting Business	(45,360)	(43,033)	(6,348)	(93,699)	(93,336)	(13,768)
Total operating costs	(819,985)	(743,930)	(109,736)	(1,528,760)	(1,961,512)	(289,339)
Selling expenses	(140,395)	(53,710)	(7,923)	(249,527)	(106,118)	(15,653)
General and administrative expenses	(113,856)	(144,124)	(21,259)	(223,811)	(278,312)	(41,053)
Total operating costs and expenses	(1,074,236)	(941,764)	(138,918)	(2,002,098)	(2,345,942)	(346,045)
Income (loss) from operations	(8,182)	71,208	10,504	(28,180)	134,410	19,827
Other income, net:
Investment income	26,626	97,890	14,440	43,086	108,178	15,957
Interest income	1,835	1,957	289	6,353	2,524	372
Others, net	4,241	9,190	1,355	9,482	10,801	1,593
Income before income taxes and income of affiliates	24,520	180,245	26,588	30,741	255,913	37,749
Income tax expense	(1,683)	(50,811)	(7,495)	(2,077)	(79,336)	(11,703)
Share of income of affiliates	11,249	12,024	1,773	21,339	29,693	4,380
Net income	34,086	141,458	20,866	50,003	206,270	30,426
less: net income (loss) attributable to noncontrolling interests	3,087	1,111	164	(356)	(3,817)	(563)
Net income attributable to the Company’s shareholders	30,999	140,347	20,702	50,359	210,087	30,989

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.03	0.11	0.02	0.04	0.18	0.03
Diluted	0.03	0.11	0.02	0.04	0.17	0.02

Net income per ADS:
Basic	0.53	2.28	0.34	0.87	3.50	0.52
Diluted	0.51	2.20	0.32	0.84	3.37	0.50

Shares used in calculating net income per share:
Basic	1,159,471,268	1,231,971,654	1,231,971,654	1,157,270,347	1,198,884,443	1,198,884,443
Diluted	1,206,953,720	1,276,541,316	1,276,541,316	1,204,692,713	1,245,046,426	1,245,046,426

Net income	34,086	141,458	20,866	50,003	206,270	30,426
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	6,195	(2,820)	(415)	4,897	(2,979)	(438)
Fair value changes	—	(896)	(132)	—	(632)	(93)
Share of other comprehensive gain (loss) of affiliates	(8,718)	911	134	(28,361)	(546)	(81)
Comprehensive income	31,563	138,653	20,453	26,539	202,113	29,814
Less: Comprehensive income (loss) attributable to the noncontrolling interests	3,087	1,111	164	(356)	(3,817)	(563)
Comprehensive income attributable to the Company’s shareholders	28,476	137,542	20,289	26,895	205,930	30,377

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	34,086	141,458	20,866	50,003	206,270	30,426
Adjustments to reconcile net income to net cash (used in) generated from operating activities:
Depreciation	3,331	4,025	594	6,675	7,728	1,140
Amortization of intangible assets	1,309	8,453	1,247	2,626	17,016	2,510
Allowance for doubtful receivables	(345)	1,237	182	(1,035)	8,906	1,314
Compensation expenses associated with stock option	2,042	—	—	4,937	—	—
Investment income	(11,839)	(93,649)	(13,814)	(20,937)	(99,913)	(14,738)
Gain on disposal of subsidiaries	(52)	—	—	(3,082)	(1,302)	(192)
Loss (gain) on disposal of property, plant and equipment	—	32	5	2	(2)	0
Share of income of affiliates	(11,249)	(12,024)	(1,773)	(21,339)	(29,693)	(4,380)
Changes in operating assets and liabilities	(95,256)	59,326	8,751	(73,116)	8,943	1,319
Net cash (used in) generated from operating activities	(77,973)	108,858	16,058	(55,266)	117,953	17,399
Cash flows (used in) generated from investing activities:
Purchase of property, plant and equipment	(2,384)	(5,333)	(787)	(4,017)	(8,205)	(1,210)
Proceeds from disposal of property and equipment	24	18	3	48	56	8
Purchase of short term investments	(2,647,300)	(3,159,000)	(465,977)	(4,852,300)	(4,278,194)	(631,067)
Proceeds from disposal of short term investments	2,575,794	3,518,149	518,954	4,243,393	4,794,413	707,213
Disposal of subsidiaries, net of cash	22,890	20,867	3,078	29,326	14,350	2,117
Purchase of intangible assets	(20,000)	—	—	(20,000)	—	—
Increase in amounts due from related parties	—	(370,000)	(54,578)	—	(400,000)	(59,003)
Net cash (used in) generated from investing activities	(70,976)	4,701	693	(603,550)	122,420	18,058

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	US$	RMB	RMB	US$
Cash flows (used in) generated from financing activities:
Acquisition of additional interest in subsidiaries	(73,560)	—	—	(74,760)	—	—
Proceeds on exercise of stock options	1	6,866	1,013	2	10,702	1,578
Proceeds of employee subscriptions	—	22,187	3,273	—	22,187	3,273
Proceeds of issuance of ordinary shares upon private placement	—	201,087	29,662	—	201,087	29,662
Dividends paid	—	(36,121)	(5,328)	—	(36,121)	(5,328)
Net cash (used in) generated from financing activities	(73,559)	194,019	28,620	(74,758)	197,855	29,185

Net (decrease) increase in cash, cash equivalents and restricted cash	(222,508)	307,578	45,371	(733,574)	438,228	64,642
Cash, cash equivalents and restricted cash at beginning of period	621,724	404,435	59,657	1,132,851	273,979	40,414
Effect of exchange rate changes on cash and cash equivalents	(1,903)	(2,880)	(425)	(1,964)	(3,074)	(453)
Cash, cash equivalents and restricted cash at end of period	397,313	709,133	104,603	397,313	709,133	104,603
Interest paid	—	—	—	—	—	—
Income taxes paid	721	48,033	7,085	3,328	55,162	8,137

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.